The Simms Funds

                 Form N-SAR Report for the Period Ended 12/31/98

Item 77-I

The Simms Funds (the "Trust") was organized as a Delaware business trust on July 1, 1998. The Trust consists of three series; the U.S. Equity Fund, the
International Equity Fund and the Global Equity Fund (each a "Fund", and collectively, the "Funds"). The U.S. Equity Fund and the International Equity Fund commenced operations on December 11, 1998. The Global Equity Fund commenced operations on December 18, 1998. The following describes the rights of the shares of the Trust.

The Trust was formed under the laws of Delaware on July 1, 1998. The Trust Instrument authorizes the Board of Trustees to issue an unlimited number of shares of beneficial interest in separate series, with a par value of $.001 per share, and to create classes of shares of beneficial interest within each series. Each Fund currently offers two share classes: (1) Class A, sold primarily to individuals and other purchasers investing less than $1 million and
(2) Class Y, sold primarily to institutions investing at least $1 million. At December 31, 1998 there were no Class A shareholders in any of the Funds. The Trust is registered with the Securities and Exchange Commission as an open-end diversified management company.

Each class of shares of the Trust represents an interest in the assets of the respective Fund and have identical voting, dividend, liquidation and other rights on the same terms and conditions, except that the distribution and shareholder servicing fees related to the Class A shares are borne solely by that class. Fractional shares have the same rights proportionately as full shares. Shares of beneficial interest issued are fully paid and nonassessable and have no subscription or preemptive rights and only such conversion rights or exchange rights as the Board of Trustees may grant in its discretion.

The shares of beneficial interest do not have cumulative voting rights. Therefore, the holders of more than 50 percent of the shares voting for the election of Trustees can elect all the Trustees of the Trust.

If the holders of a majority of the outstanding shares of the Trust shall vote at any time to wind up and liquidate the Trust, no further shares of the Trust shall be issued, sold or purchased by the Trust, and the Trustees shall immediately proceed to wind up the Trust's affairs, liquidate the assets, pay all liabilities and expenses of the Trust, and distribute the remaining assets, if any, among the shareholders in proportion to their holding of shares of beneficial interest. The Board of Trustees shall also do any other acts necessary to secure and complete the dissolution of the Trust.

The following are incorporated by reference:

Item 77-Q1(a) Bylaws - Registration Statement, Part C, Item 23, Exhibit b

Item 77-Q1(e) Advisory Agreement - Pre-Effective Amendment No. 1, Part C,
                                   Item 23, Exhibit d